Mail Stop 4631

                                                           March 9, 2018

Bruce Jolliff
Chief Financial Officer
Vivos Inc.
719 Jadwin Avenue
Richland, Washington 99352

       Re:     Vivos Inc.
               Amendment No. 1 to Registration Statement on Form S-1 Filed March 10, 2017
               File No. 333-216588

Dear Mr. Jolliff:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

General

   1. Please note the updating requirements of Rule 8-08 of Regulation S-X.

   2. We note your response to comment 1 of our letter dated April 6, 2017 and reissue our comment. You appear to be offering Units since you are registering the offer and sale of shares of common stock and warrants to purchase common stock which you state can only be purchased together. It appears that you are offering Units notwithstanding the fact that the common stock and warrants are immediately separable once purchased. If you are offering Units, please revise your prospectus cover page, description of securities and otherwise throughout your registration statement to describe the Units. In addition, your fee table should cover the Units, common stock, warrants and the shares underlying the warrants. For additional guidance on the fee table, please refer to our Compliance
 Bruce Jolliff
Vivos Inc.
March 9, 2018
Page 2

       and Disclosure Interpretations, Securities Act Rules, Questions 240.05 and 240.06,
       available on our website.

    3. Please revise to include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please see Item 502(b) of Regulation S-K.

    4. Pages ii, 2 and 4 indicate that a reverse stock split will occur prior to the closing of this offering. Given that the reverse stock split will occur after effectiveness of your registration statement but prior to the consummation of this offering, please provide appropriate pro forma information throughout the filing.

    5. There are numerous disclosures throughout the filing where the amounts you discuss do not agree to the amounts presented on the face of the financial statements. For example:
        Total stockholders' (deficit) as of December 31, 2016 as presented on page 6 does not agree to the related amount as presented on pages F-2 and F-15. Further, it is not clear why total stockholders' (deficit) as of December 31, 2016 as presented on page
            F-2 does not agree to the related amount presented on page F-15; Revenues for the three months ended September 30, 2016 as presented on page 24
            does not agree to the related amount as presented on page F-3;
        On page 24, operating expenses for the three months ended September 30, 2017 adds up to $961,799 instead of $912,799;
        You disclose on page 29 that you had no cash used in investing activities for the nine-
            month period ended September 30, 2017, which does not agree to the related amount presented on page F-4;
        You disclose on page 29 that you had cash provided by financing activities of
            $1,124,282 for the nine-month period ended September 30, 2017, which does not agree to the related amount presented on page F-4; and You disclose on page F-6 that you had convertible promissory notes in the aggregate
            principal amount of $3,188,081 outstanding as of September 30, 2017, of which approximately $45,000 are currently due and payable. It is not clear how either of these amounts agrees to the financial statements.
       This is a sample of inconsistencies found throughout your filing and does not represent an all-inclusive list of inconsistencies that need to be corrected. Please perform a comprehensive review of your filing to ensure that the amounts you present are accurate and agree to your financial statements.

    6. We have reviewed your response to prior comment 28. Now that you have determined the Series A Preferred stock should have been classified as equity effective October 2016, please ensure that your presentation of the Series A Preferred stock as equity is consistent throughout the filing. In this regard, we note that you have continued to present the
       Series A Preferred stock as mezzanine equity as of December 31, 2016 and 2015.
 Bruce Jolliff
Vivos Inc.
March 9, 2018
Page 3

Prospectus Summary, page 1

    7. We note your response to comment 7 of our letter dated April 6, 2017 and reissue our comment. Please revise, here, to disclose that you have received a going concern opinion from your auditor. In that regard, we note your disclosure on the prospectus cover page and on page 7.

    8. We note your discussion on page 2 and elsewhere that the product is a safe and effective product in killing cancer cells. Because approval of the FDA and other comparable regulatory agencies is dependent on their making a determination according to criteria specified in agency regulations that a product is both safe and effective, please clarify the basis for this statement and disclose whether regulatory approval has been received. If you have not received such approval, please revise your registration statement to eliminate the suggestion that your product has or will ultimately be determined to be safe for purposes of regulatory approval of the FDA or other agencies.

    9. We note your disclosure that you are developing test plans to address issues raised by the
       FDA in connection with our previous submissions regarding RadioGel. Please revise to disclose the issues raised by the FDA.

Risk Factors, page 7

General

    10. We note your disclosure that PerkinElmer Inc. is the only supplier of Y-90 in the United
        States and is the sole supplier of the Y-90 used by IsoTherapeutics to manufacture the company's RadioGelTM . Please consider including a risk factor regarding your dependence on one supplier for Y-90.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
24

Net Loss, page 25

    11. We note your disclosure that your "net income (loss) for the three months ended
        September 30, 2017 and 2016 was $1,858,406 and $155,982 respectively."
As such,
        your current disclosure implies that you had net income for the three months ended
        September 30, 2017 and 2016. Please revise your disclosure to clarify that you actually had net losses of $(1,858,406) and $(155,982).

Business, page 34

    12. We note your response to comment 19 of our letter dated April 6, 2017. Please significantly expand the disclosure in this section to discuss in detail the standard processing times for approval to test and market your products. In addition, provide an
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Vivos Inc.
March 9, 2018
Page 4

       anticipated timeline for any submissions to the FDA and other anticipated actions by you before regulatory bodies.

Regulatory History, page 34

    13. Please revise to clarify the outcome of the August 29, 2017 meeting the FDA.

Veterinary Sector, page 40

    14. We note your response to comment 17 of our letter dated April 6, 2017. Please file as an exhibit all material contracts entered into with Washington State University and the
        University of Missouri. Please see Item 601 (b)(10) of Regulation S-K.

Executive Compensation, page 47

    15. We note your response to comment 23 of our letter dated April 6, 2017. Please include in your table the aggregate grant date fair value of the options computed in accordance with
        FASB ASC Topic 718 for the options granted to Mr. Jolliff in 2016. Please refer to Item
        402(n)(vi) of Regulation S-K and the instructions to that item.

Underwriting, page 57

    16. Please revise your cover page and this section to clarify that you will sell shares at a fixed price for the duration of the offering.

Financial Statements

Condensed Statements of Operations, page F-3

    17. Despite the lack of an income tax provision, you have presented different amounts for
        Income (Loss) before Income Taxes and Net Income (Loss) for the nine months ended
        September 30, 2016. Please revise.

Report of Independent Registered Public Accounting Firm, page F-13

    18. We note that your auditors have referred to Advanced Medical Isotope Corporation throughout the audit report on the financial statements as of and for the year ended
        December 31, 2016. Please make arrangements with your auditors to have them revise the audit report to refer to Vivos Inc. (formerly Advanced Medical Isotope Corporation).

Exhibit Index, page II-8

    19. We note your response to comment 32 of our letter dated April 6, 2017 and reissue our comment. We note your disclosure in Note 6 to the Financial Statements and elsewhere of promissory notes outstanding. Please file as exhibits agreements representing any
 Bruce Jolliff
Vivos Inc.
March 9, 2018
Page 5

       outstanding promissory notes and agreements representing all other outstanding material indebtedness. See Item 601(b)(10) of Regulation S-K.

       You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Ernest Greene,
Staff Accountant, at (202) 551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3754 with any other questions.


                                                           Sincerely,

                                                           /s/ Asia
Timmons-Pierce, for

                                                           Pamela A. Long
                                                           Assistant Director
                                                           Office of
Manufacturing and
                                                           Construction

cc:    Daniel W. Rumsey, Esq.